Exhibit 21.1
The list below represents the subsidiaries of MasterBrand, Inc., including the state or other jurisdiction of incorporation or organization.

Name of Company	Place of Incorporation or Organization
MasterBrand Cabinets LLC	Delaware
Norcraft Companies, Inc.	Delaware
Norcraft Companies, L.P.	Delaware
Norcraft GP, L.L.C.	Delaware
Panther Transport, Inc.	Iowa
NHB Industries Limited	Canada
KCMB Nova Scotia Corp.	Canada
MBCI Canada Holdings Corp.	Canada
Kitchen Craft of Canada	Canada
Woodcrafters Home Products Pte. Ltd.	Singapore
MI Service Company, LLC	Delaware
Woodcrafters Mexico Holdings, S. de R.L. de C.V.	Mexico
Woodcrafters Home Products, S. de. R.L. de C.V.	Mexico
MasterBrand Home Products, LLC	Delaware
Dura Investment Holdings LLC	Delaware
Supreme Cabinetry Brands, Inc	Delaware
Dura-Supreme, LLC	Minnesota
Bertch Cabinet, LLC	Iowa
SCB Transportation, LLC	Iowa